

July 30, 2013

Via E-mail
Mr. John Steven Lawler
Chief Financial Officer
Deer Valley Corporation
3030 N Rocky Point Drive W, Suite 150
Tampa, FL 33607

>   **RE: Deer Valley Corporation**
>   **Form 10-K for the Year ended December 31, 2012**
>   **Filed March 22, 2013**
>   **File No. 0-5388**

Dear Mr. Lawler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 46

Management's Report on Internal Control Over Financial Reporting, page 47

1. Please amend your Form 10-K to include management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2012. Your management report on internal control over financial reporting should include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Exhibit 31 - Certifications

2. We note that you have made certain modifications to your management certifications included in your December 31, 2012 Form 10-K and March 30, 2013 Form 10-Q. Specifically, throughout your management certifications you refer to either "small business

issuer" or "smaller reporting company" instead of "registrant". Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief